NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

OF

TANZANIAN ROYALTY EXPLORATION CORPORATION

To be held at

St. Andrew’s Club and Conference Centre
St. Andrew’s Hall
150 King Street West, 27th Floor,
Toronto, Ontario, Canada M5H 1J9
at 10:00 a.m. (Toronto time)
on March 1, 2012

TO THE SHAREHOLDERS OF
TANZANIAN ROYALTY EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of Tanzanian Royalty Exploration Corporation (the "Corporation") will be held at St. Andrew’s Club and Conference Centre, St. Andrew’s Hall, 150 King Street West, 27th Floor, Toronto, Ontario, Canada M5H 1J9 on March 1, 2012 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2011.

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.	To elect directors for the ensuing year.

4.
To consider and, if thought advisable, to pass a resolution (substantially in the form set forth in Schedule “A” to the accompanying Information Circular) approving the Amended Restricted Stock Unit Plan

5.	To consider and, if thought advisable, to pass a resolution (substantially in the form set forth in Schedule “B” to the accompanying Information Circular) approving the Shareholder Rights Plan

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on January 20, 2012 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT:  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose.  To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent prior to 5:00 pm (Toronto time) on February 28, 2012.  The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 20th day of January, 2012
By Order of the Board

“Joseph Kahama”
Joseph Kahama, Chairman